UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: May 31, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X            Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated May 31, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

JAMES R. CLARK JOINS TEEKAY BOARD

Nassau, The Bahamas, May 31, 2006 — Teekay Shipping Corporation (Teekay) today announced that Mr. James R. “Rod” Clark was elected to its Board of Directors at the Annual Meeting of its shareholders held in London on May 31, 2006. Mr. C. Sean Day and Dr. Ian Blackburne were also re-elected at the meeting for further terms on Teekay’s Board.

Mr. Clark is the President and Chief Operating Officer of Baker Hughes, which provides products and services to the oil and natural gas industry. Mr. Clark joined Baker Hughes in 2001 as President of Baker Petrolite. He then went on to serve as Vice President of Marketing and Technology prior to his appointment to his current position in 2004. Prior to joining Baker Hughes, Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation.

In welcoming Mr. Clark, Mr. Day, Chairman of the Teekay Board, noted that Mr. Clark’s extensive experience in providing services globally to the oil and natural gas industry would be a valuable resource as Teekay continues to expand the scope of services provided to its customers as The Marine Midstream Company. Mr. Day went on to recognize Mr. Bruce Bell for his service on the Teekay Board of Directors, and thanked him for the significant contributions he had made to the development of the Company during his tenure as a director of the Company since May, 2000. Mr. Bell retired from the Board on May 31, 2006.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of 140 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com